UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                MarketWatch, Inc.
                        (formerly MarketWatch.com, Inc.)
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, Par Value $0.01 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    570619106
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               Sumner M. Redstone
                            National Amusements, Inc.
                                 200 Elm Street
                           Dedham, Massachusetts 02026
                            Telephone: (781) 461-1600

                                 with a copy to:
                            Michael D. Fricklas, Esq.
                                   Viacom Inc.
                                  1515 Broadway
                            New York, New York 10036
                            Telephone: (212) 258-6000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                November 3, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 32 Pages

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.  570619106                                        Page 2 of 32 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS

                SUMNER M. REDSTONE

--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|
                (b) |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------
                OO, WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
--------------------------------------------------------------------------------
           NUMBER OF             7      SOLE VOTING POWER
             SHARES             ------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
            OWNED BY
              EACH                      5,636,814
           REPORTING            ------------------------------------------------
             PERSON              9      SOLE DISPOSITIVE POWER
              WITH              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,636,814
                                ------------------------------------------------
      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
                5,636,814
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                    |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.  570619106                                        Page 3 of 32 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NATIONAL AMUSEMENTS, INC.
                I.R.S. Identification No. 04-2261332
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|
                (b) |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------
                OO, WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Maryland
--------------------------------------------------------------------------------
           NUMBER OF             7      SOLE VOTING POWER
             SHARES             ------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
            OWNED BY
              EACH                      5,636,814
           REPORTING            ------------------------------------------------
             PERSON              9      SOLE DISPOSITIVE POWER
              WITH              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,636,814
                                ------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
                5,636,814
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                    |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.  570619106                                        Page 4 of 32 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                NAIRI, INC.
                I.R.S. Identification No. 04-3446887
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|
                (b) |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------
                OO, WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
           NUMBER OF             7      SOLE VOTING POWER
             SHARES             ------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
            OWNED BY
              EACH                      5,636,814
           REPORTING            ------------------------------------------------
             PERSON              9      SOLE DISPOSITIVE POWER
              WITH              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,636,814
                                ------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
                5,636,814
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                    |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.  570619106                                        Page 5 of 32 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                VIACOM INC.
                I.R.S. Identification No. 04-2949533
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|
                (b) |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------
                OO, WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
           NUMBER OF             7      SOLE VOTING POWER
             SHARES             ------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
            OWNED BY
              EACH                      5,636,814
           REPORTING            ------------------------------------------------
             PERSON              9      SOLE DISPOSITIVE POWER
              WITH              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,636,814
                                ------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
                5,636,814
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                    |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.  570619106                                        Page 6 of 32 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                WESTINGHOUSE CBS HOLDING COMPANY, INC.
                I.R.S. Identification No. 25-1776511
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|
                (b) |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------
                OO, WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                Delaware
--------------------------------------------------------------------------------
           NUMBER OF             7      SOLE VOTING POWER
             SHARES             ------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
            OWNED BY
              EACH                      5,636,814
           REPORTING            ------------------------------------------------
             PERSON              9      SOLE DISPOSITIVE POWER
              WITH              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,636,814
                                ------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
                5,636,814
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                    |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

--------------------------                                  --------------------
CUSIP No.  570619106                                        Page 7 of 32 Pages
--------------------------                                  --------------------

--------------------------------------------------------------------------------
      1         NAME OF REPORTING PERSONS
                I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                CBS BROADCASTING INC.
                I.R.S. Identification Nos. 13-0590730
--------------------------------------------------------------------------------
      2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
                Instructions)
                (a) |_|
                (b) |_|
--------------------------------------------------------------------------------
      3         SEC USE ONLY
--------------------------------------------------------------------------------
      4         SOURCE OF FUNDS (See Instructions)
--------------------------------------------------------------------------------
                OO, WC
--------------------------------------------------------------------------------
      5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) or 2(e)                               |_|
--------------------------------------------------------------------------------
      6         CITIZENSHIP OR PLACE OF ORGANIZATION

                New York
--------------------------------------------------------------------------------
           NUMBER OF             7      SOLE VOTING POWER
             SHARES             ------------------------------------------------
          BENEFICIALLY           8      SHARED VOTING POWER
            OWNED BY
              EACH                      5,636,814
           REPORTING            ------------------------------------------------
             PERSON              9      SOLE DISPOSITIVE POWER
              WITH              ------------------------------------------------
                                10      SHARED DISPOSITIVE POWER

                                        5,636,814
                                ------------------------------------------------

      11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
--------------------------------------------------------------------------------
                5,636,814
--------------------------------------------------------------------------------
      12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES (See Instructions)                                    |_|
--------------------------------------------------------------------------------
      13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                22.3%
--------------------------------------------------------------------------------
      14        TYPE OF REPORTING PERSON (See Instructions)

                CO
--------------------------------------------------------------------------------

Item 1.  Security and Issuer.

         This Amendment No. 1 (this "Amendment") hereby amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on January 26, 2004 (the "Schedule 13D") by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons") with respect to the Common Stock, par value $.01 per share (the "Common Shares"), of MarketWatch, Inc., a Delaware corporation (the "Issuer"), with its principal executive offices located at 825 Battery Street, San Francisco, CA 94111.

Item 2.  Identity and Background.

         Item 2 is hereby amended in its entirety to read as follows:

         "This Amendment is filed by Mr. Sumner M. Redstone, National Amusements, Inc. ("NAI"), NAIRI, Inc. ("NAIRI"), Viacom Inc. ("Viacom"), Westinghouse CBS Holding Company, Inc. ("W/CBS HCI") and CBS Broadcasting Inc. ("CBSBI") (collectively, the "Reporting Persons").

         CBSBI, a New York corporation, has its principal office at 1515 Broadway, New York, New York 10036. CBSBI's principal business is the CBS television network and television broadcasting. 100% of the issued and outstanding stock of CBSBI is owned by W/CBS HCI.

         W/CBS HCI, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and its main asset is its ownership of CBSBI. 100% of the issued and outstanding stock of W/CBS HCI is owned by Viacom.

         Viacom, a Delaware corporation, has its principal office at 1515 Broadway, New York, New York 10036 and is a diversified worldwide entertainment company. At October 31, 2004, approximately 71% of Viacom's voting Class A Common Stock, par value $.01 per share, and approximately 12% (on a combined basis) of Viacom's Class A Common Stock and non-voting Class B Common Stock, par value $.01 per share, were owned by NAIRI.

         NAIRI, a Delaware corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026 and its principal business is exhibiting motion pictures in the United States and holding the shares of Viacom Class A Common Stock and Class B Common Stock. 100% of the issued and outstanding stock of NAIRI is owned by NAI.

         NAI, a Maryland corporation, has its principal office at 200 Elm Street, Dedham, Massachusetts 02026. NAI's principal business is owning and operating movie theaters in the United States, the United Kingdom and South America and holding the common stock of NAIRI. Mr. Redstone is the controlling shareholder of NAI.

         Sumner M. Redstone is an individual whose business address is c/o National Amusements, Inc., 200 Elm Street, Dedham, Massachusetts 02026. Mr. Redstone's principal occupation is Chairman of the Board and Chief Executive Officer of NAI, Chairman and President of NAIRI, and Chairman of the Board and Chief Executive Officer of Viacom.



                               Page 8 of 32 Pages

         The executive officers and directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, as of November 3, 2004, are set forth on Schedules I through V attached hereto, containing the following information with respect to each such person:

            a)  Name;

            b)  Residence or business address; and

            c) Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the last five years, none of the Reporting Persons or any person named in any of Schedules I through V attached hereto has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Except for Jan Leschly, who is a Danish citizen, all of the directors of CBSBI, W/CBS HCI, Viacom, NAIRI and NAI, including Mr. Sumner M. Redstone, are citizens of the United States."

--------------------------------------------------------------------------------
Item 3.  Source and Amount of Funds or Other Consideration.

         Item 3 is hereby amended in its entirety to read as follows:

         "The Common Shares of the Issuer currently beneficially owned by the Reporting Persons were acquired by the Reporting Persons as a result of the merger of Marketwatch Media Inc., f/k/a MartketWatch.com, Inc. ("Old MarketWatch") with a wholly-owned subsidiary of the Issuer on January 16, 2004 (the "Merger"), pursuant to which, among other things, each share of common stock of Old MarketWatch held by the Reporting Persons was exchanged for one Common Share of the Issuer. Shortly after the Merger, Old MarketWatch, the corporation surviving the Merger, was merged with and into the Issuer (the surviving corporation of such merger).

         It is anticipated that the source of funds for any transaction that may be pursued by Viacom as described in Item 4 will be from Viacom's working capital."

--------------------------------------------------------------------------------
Item 4.  Purpose of Transaction

         Item 4 is hereby amended in its entirety to read as follows:

         "At the invitation of the Issuer, Viacom has determined to participate in a process which could lead to a sale of the Issuer. Viacom currently anticipates submitting a proposal to acquire all of the Issuer's Common Shares.



                               Page 9 of 32 Pages

         However, there can be no assurances that the Issuer will accept any proposal that may be submitted by Viacom or that Viacom (or any of its subsidiaries) will enter into any definitive agreement with the Issuer regarding an acquisition of all of the Issuer's issued and outstanding Common Shares.

         The information set forth under Item 6 below is incorporated herein by reference."

--------------------------------------------------------------------------------
Item 5.  Interest in Securities of the Issuer.

         Item 5 is hereby amended in its entirety to read as follows:

         "(a) and (b) CBSBI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 22.3%, of the Issuer's issued and outstanding Common Shares (based on approximately 25,228,515 Common Shares as reported by the Issuer to be issued and outstanding as of August 31,
2004).

         W/CBS HCI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 22.3%, of the Issuer's issued and outstanding Common Shares (based on approximately 25,228,515 Common Shares as reported by the Issuer to be issued and outstanding as of August 31, 2004).

         Viacom is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 22.3%, of the Issuer's issued and outstanding Common Shares (based on approximately 25,228,515 Common Shares as reported by the Issuer to be issued and outstanding as of August 31, 2004).

         NAIRI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 22.3%, of the Issuer's issued and outstanding Common Shares (based on approximately 25,228,515 Common Shares as reported by the Issuer to be issued and outstanding as of August 31, 2004).

         NAI is the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 22.3%, of the Issuer's issued and outstanding Common Shares (based on approximately 25,228,515 Common Shares as reported by the Issuer to be issued and outstanding as of August 31, 2004).

         As a result of his stock ownership in NAI, Mr. Sumner M. Redstone is deemed the beneficial owner, with shared dispositive and voting power, of 5,636,814 shares, or approximately 22.3%, of the Issuer's issued and outstanding Common Shares (based on approximately 25,228,515 Common Shares as reported by the Issuer to be issued and outstanding as of August 31, 2004).

         (c) None

         (d) None

         (e) None"



                               Page 10 of 32 Pages

--------------------------------------------------------------------------------
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Item 6 is hereby amended in its entirety to read as follows:

         "CBSBI entered into the amended and restated license agreement (the "License Agreement"), dated January 13, 1999, with Old MarketWatch, pursuant to which CBSBI, in exchange for a royalty, granted to Old MarketWatch the non-exclusive right and license to use certain CBS news content and registered trademarks. This description of the License Agreement is qualified in its entirety by reference to the License Agreement, which is attached as Exhibit 2 and is incorporated by reference herein.

         In connection with the Merger, pursuant to the Voting and Waiver Agreement (the "Voting Agreement"), dated July 22, 2003, by and among CBSBI, Old MarketWatch, Pinnacor, Inc. and Pearson International Finance Ltd. ("Pearson") the following agreement was assigned by Old MarketWatch to the Issuer:

         o The registration rights agreement (the "Registration Rights Agreement"), entered into in January 1999, by CBSBI, Old MarketWatch and Pearson (as successor to Data Broadcasting Corporation), pursuant to which CBSBI has certain demand, piggyback and shelf registration rights. This description of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement, which is attached as Exhibit 3, and is incorporated by reference herein.

         The description of the Voting Agreement is qualified in its entirety by reference to the Voting and Waiver Agreement, which is attached as Exhibit 4 and is incorporated by reference herein.

         On March 23, 2004, CBSBI entered into the First Amended and Restated Stockholders' Agreement, deemed effective as of January 16, 2004 ("the Stockholders' Agreement"), with Pearson Overseas Holdings Limited ("Pearson Overseas"), Old MarketWatch and the Issuer, pursuant to which CBSBI has the right to nominate candidates to the Issuer's board of directors, a right to participate in issuances of new securities by the Issuer, a mutual right of first refusal if either CBSBI or Pearson Overseas desires to transfer any of their Common Shares, and a right to acquire Pearson Overseas' Common Shares in the event of a change of control of Pearson Overseas. This description of the Stockholders' Agreement is qualified in its entirety by reference to the Stockholders' Agreement, which is attached as Exhibit 5 and is incorporated by reference herein.

----------------------------------------------------------------------------
Item 7.  Material to be Filed as Exhibits.

         Exhibit No.  Description

         1 Joint Filing Agreement, dated January 26, 2004, among CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).



                               Page 11 of 32 Pages

         2 Amended and Restated License Agreement, dated January 13, 1999, between CBS Broadcasting Inc. and MarketWatch.Com, LLC (incorporated by reference to Exhibit 10.7 filed with the Annual Report on Form 10-K of MarketWatch.com, Inc., now merged into a subsidiary of the Issuer (File No. 000-25113) filed with the Securities and Exchange Commission on March 31, 1999).

         3 Registration Rights Agreement, dated January 13, 1999, among MarketWatch.com, Inc. (now merged into a subsidiary of the Issuer), CBS Broadcasting Inc. and Data Broadcasting Corporation (incorporated by reference to Exhibit 4.02 filed with the Annual Report on Form 10-K of MarketWatch.com, Inc., now merged into a subsidiary of the Issuer (File No. 000-25113) filed with the Securities and Exchange Commission on March 31, 1999).

         4 Voting and Waiver Agreement, dated July 22, 2003, by and among CBS Broadcasting Inc., the Issuer, MarketWatch.com Inc., now merged into the Issuer, Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 99.2 filed with the Current Report on Form 8-K, dated July 23, 2003, filed by MarketWatch.com, Inc., now merged into a subsidiary of the Issuer (File No. 000-25113) filed with the Securities and Exchange Commission on July 23, 2003).

         5 First Amended and Restated Stockholders' Agreement, entered into as of March 23, 2004 and deemed effective as of January 16, 2004 (the "Stockholders' Agreement"), by and among CBS Broadcasting Inc., Pearson Overseas Holdings Limited, MarketWatch.com, Inc., now merged into the Issuer, and MarketWatch, Inc. (incorporated by reference to Exhibit 4.04 filed with the Annual Report on Form 10-K of MarketWatch, Inc. (File No. 000-25113) filed with the Securities and Exchange Commission on March 30, 2004).



                               Page 12 of 32 Pages

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated:

November 3, 2004                          CBS Broadcasting Inc.

                                          By:  /s/ MICHAEL D. FRICKLAS
                                             -----------------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Executive Vice President


                                          Westinghouse CBS Holding Company, Inc.

                                          By:/s/ MICHAEL D. FRICKLAS
                                             -----------------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Executive Vice President


                                          Viacom Inc.

                                          By:/s/ MICHAEL D. FRICKLAS
                                             -----------------------------------
                                             Name:  Michael D. Fricklas
                                             Title: Executive Vice President


                                          NAIRI, Inc.

                                          By: /s/ SUMNER M. REDSTONE
                                             -----------------------------------
                                             Name:  Sumner M. Redstone
                                             Title: Chairman and President


                                          National Amusements, Inc.

                                          By:/s/ SUMNER M. REDSTONE
                                             -----------------------------------
                                             Name:  Sumner M. Redstone
                                             Title: Chairman and Chief Executive
                                                    Officer


                                           /s/ SUMNER M. REDSTONE
                                          -----------------------------------
                                          Sumner M. Redstone
                                          Individually


                              Page 13 of 32 Pages

                                   SCHEDULE I

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
                        1515 Broadway             Treasurer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
                        1515 Broadway             General Counsel and Secretary
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
                        1515 Broadway             Controller and Chief
                        New York, NY  10036       Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------


                              Page 14 of 32 Pages

                                   SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Leslie Moonves          Viacom Inc.               Co-President and Co-Chief
President               7800 Beverly Boulevard    Operating Officer
                        Los Angeles, CA  90036    Viacom Inc.
                                                  7800 Beverly Boulevard
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President               New York, NY  10036       Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             General Counsel and Secretary
President and           New York, NY  10036       Viacom Inc.
Secretary                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Harry Isaacs            CBS Broadcasting Inc.     Senior Vice President,CBS
Executive Vice          7800 Beverly Blvd.        Industrial Relations
President               Los Angeles, CA  90036    CBS Broadcasting Inc.
                                                  7800 Beverly Blvd.
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Fredric G. Reynolds     Viacom Television         President
Executive Vice          Stations Group            Viacom Television Stations
President               513 West 57th Street      Group
                        New York, NY  10019       513 West 57th Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------


                              Page 15 of 32 Pages

                                   SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Dennis Swanson          Viacom Television         Executive Vice President
Executive Vice          Stations Group            and Chief Operating Officer
President               513 West 57th Street      Viacom Television Stations
                            New York, NY 10019    Group
                                                  513 West 57th Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jonathan H. Anschell    CBS Broadcasting Inc.     Executive Vice President,
Executive Vice          7800 Beverly Blvd.        General Counsel and Assistant
President, General      Los Angeles, CA  90036    Secretary
Counsel and Assistant                             CBS Broadcasting Inc.
Secretary                                         7800 Beverly Blvd.
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Senior Vice President, Human
Senior Vice President   1515 Broadway             Resources and Administration
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Senior Vice President   1515 Broadway             Treasurer
and Treasurer           New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
Senior Vice President   1515 Broadway             Controller and Chief
                        New York, NY  10036       Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------



                               Page 16 of 32 Pages

                                   SCHEDULE I
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                              CBS Broadcasting Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Bruce Taub              CBS Television Network    Senior Vice President and
Vice President and      51 West 52nd Street       Chief Financial Officer
Chief Financial         New York, NY  10019       CBS Television Network
Officer                                           51 West 52nd Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------


                               Page 17 of 32 Pages

                                    SCHEDULE II

           Name, business address and present principal occupation or employment of the directors and executive officers of

                      Westinghouse CBS Holding Company, Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
                        1515 Broadway             Treasurer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
                        1515 Broadway             General Counsel and Secretary
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
                        1515 Broadway             Controller and Chief
                        New York, NY 10036        Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------


                               Page 18 of 32 Pages

                                   SCHEDULE II
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                     Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Leslie Moonves          Viacom Inc.               Co-President and Co-Chief
Chairman                7800 Beverly Boulevard    Operating Officer
                        Los Angeles, CA  90036    Viacom Inc.
                                                  7800 Beverly Boulevard
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Fredric G. Reynolds     Viacom Television         President
President               Stations Group            Viacom Television Stations
                        513 West 57th Street      Group
                        New York, NY  10019       513 West 57th Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President               New York, NY  10036       Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             General Counsel and Secretary
President and           New York, NY  10036       Viacom Inc.
Secretary                                         1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Dennis Swanson          Viacom Television         Executive Vice President and
Executive Vice          Stations Group            Chief Operating Officer
President               513 West 57th Street      Viacom Television Stations
                        New York, NY 10019        Group
                                                  513 West 57th Street
                                                  New York, NY  10019
----------------------- ------------------------- ------------------------------


                               Page 19 of 32 Pages

                                   SCHEDULE II
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                     Westinghouse CBS Holding Company, Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jonathan H. Anschell    CBS Broadcasting Inc.     Executive Vice President,
Executive Vice          7800 Beverly Blvd.        General Counsel and Assistant
President, General      Los Angeles, CA  90036    Secretary
Counsel and Assistant                             CBS Broadcasting Inc.
Secretary                                         7800 Beverly Blvd.
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Senior Vice President, Human
Senior Vice President   1515 Broadway             Resources and Administration
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Senior Vice President   1515 Broadway             Treasurer
and Treasurer           New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
Senior Vice President   1515 Broadway             Controller and Chief
                        New York, NY  10036       Accounting Officer
                                                  Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Bruce Taub              CBS Television Network    Senior Vice President and
Vice President and      51 West 52nd Street       Chief Financial Officer
Chief Financial         New York, NY 10019        CBS Television Network
Officer                                           51 West 52nd Street
                                                  New York, NY 10019
----------------------- ------------------------- ------------------------------


                               Page 20 of 32 Pages

                                  SCHEDULE III

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Joseph A.               The National Center on    Chairman of the Board and
Califano, Jr.           Addiction and Substance   President
                        Abuse at Columbia         The National Center on
                        University                Addiction and Substance Abuse
                        633 Third Avenue,         at Columbia University
                        19th Floor                633 Third Avenue, 19th Floor
                        New York, NY  10017       New York, NY 10017
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William S. Cohen        The Cohen Group           Chairman and Chief Executive
                        1200 19th Street, N.W.    Officer
                        Suite 400                 The Cohen Group
                        Washington, DC  20036     1200 19th Street, N.W.
                                                  Suite 400
                                                  Washington, DC  20036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        450 Park Avenue           DND Capital Partners, LLC
                        New York, NY  10022       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------


                               Page 21 of 32 Pages

                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Alan C. Greenberg       Bear, Stearns & Co.,      Chairman of the Executive
                        Inc.                      Committee
                        383 Madison Avenue,       Bear, Stearns & Co., Inc.
                        5th Floor                 383 Madison Avenue, 5th Floor
                        New York, NY  10179       New York, NY  10179
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jan Leschly             Care Capital LLC          Chairman and CEO
                        47 Hulfish Street,        Care Capital LLC
                        Suite 310                 47 Hulfish Street, Suite 310
                        Princeton, NJ  08542      Princeton, NJ  08542
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Charles E.              Oracle Corporation        President
Phillips, Jr.           500 Oracle Parkway        Oracle Corporation
                        Redwood Shores, CA  94065 500 Oracle Parkway
                                                  Redwood Shores, CA  94065
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------


                               Page 22 of 32 Pages

                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Frederic V. Salerno     400 Westchester Avenue,   Retired
                        2nd Floor                 Not applicable
                        White Plains, NY 10604
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William Schwartz        Cadwalader, Wickersham    Counsel
                        & Taft                    Cadwalader, Wickersham & Taft
                        100 Maiden Lane           100 Maiden Lane
                        New York, NY  10038       New York, NY  10038
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Patty Stonesifer        Bill and Melinda Gates    Co-Chair and President
                        Foundation                Bill and Melinda Gates
                        1551 Eastlake Ave. East   Foundation
                        Seattle, WA  98102        1551 Eastlake Ave. East
                                                  Seattle, WA  98102
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert D. Walter        Cardinal Health, Inc.     Chairman and Chief Executive
                        7000 Cardinal Place       Officer
                        Dublin, OH  43017         Cardinal Health, Inc.
                                                  7000 Cardinal Place
                                                  Dublin, OH  43017
----------------------- ------------------------- ------------------------------


                               Page 23 of 32 Pages

                                  SCHEDULE III
                                   (Continued)

              Name, business address and present principal occupation or employment of the directors and executive officers of

                                      Viacom Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman of the Board   1515 Broadway             Chief Executive Officer
and Chief Executive     New York, NY  10036       Viacom Inc.
Officer                                           1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Thomas E. Freston       Viacom Inc.               Co-President and Co-Chief
Co-President and        1515 Broadway             Operating Officer
Co-Chief Operating      New York, NY  10036       Viacom Inc.
Officer                                           1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Leslie Moonves          Viacom Inc.               Co-President and Co-Chief
Co-President and        7800 Beverly Boulevard    Operating Officer
Co-Chief Operating      Los Angeles, CA  90036    Viacom Inc.
Officer                                           7800 Beverly Boulevard
                                                  Los Angeles, CA  90036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard J. Bressler     Viacom Inc.               Senior Executive Vice
Senior Executive Vice   1515 Broadway             President and Chief Financial
President and Chief     New York, NY  10036       Officer
Financial Officer                                 Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Michael D. Fricklas     Viacom Inc.               Executive Vice President,
Executive Vice          1515 Broadway             General Counsel and Secretary
President, General      New York, NY  10036       Viacom Inc.
Counsel and Secretary                             1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------


                               Page 24 of 32 Pages

                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Carl D. Folta           Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Corporate Relations
Corporate Relations     New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Robert G. Freedline     Viacom Inc.               Senior Vice President and
Senior Vice President   1515 Broadway             Treasurer
and Treasurer           New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Susan C. Gordon         Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Controller and Chief
Controller and Chief    New York, NY  10036       Accounting Officer
Accounting Officer                                Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Carol Melton            Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Government Relations
Government Relations    New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
William A. Roskin       Viacom Inc.               Senior Vice President, Human
Senior Vice President,  1515 Broadway             Resources and Administration
Human Resources and     New York, NY  10036       Viacom Inc.
Administration                                    1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------


                               Page 25 of 32 Pages

                                  SCHEDULE III
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   Viacom Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Martin M. Shea          Viacom Inc.               Senior Vice President,
Senior Vice President,  1515 Broadway             Investor Relations
Investor Relations      New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------


                              Page 26 of 32 Pages

                                     SCHEDULE IV

             Name, business address and present principal occupation or employment of the directors and executive officers of

                                     NAIRI, INC.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        9 West 57th  Street       DND Capital Partners, LLC
                        New York, NY  10019       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Brent D. Redstone       c/o Showtime Networks     Director of National
                        Inc.                      Amusements, Inc.
                        1633 Broadway             National Amusements, Inc.
                        New York, NY  10019       200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and Executive
                        Dedham, MA  02026         Vice President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------


                              Page 27 of 32 Pages

                                   SCHEDULE IV
                                   (Continued)

             Name, business address and present principal occupation or employment of the directors and executive officers of

                                     NAIRI, INC.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------


                              Page 28 of 32 Pages

                                   SCHEDULE IV
                                   (Continued)

           Name, business address and present principal occupation or employment of the directors and executive officers of

                                   NAIRI, INC.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman and            1515 Broadway             Chief Executive Officer
President               New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
Executive Vice          200 Elm Street            Amusements, Inc. and Executive
President               Dedham, MA  02026         Vice President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jerome Magner           National Amusements, Inc. Vice President and Treasurer
Vice President and      200 Elm Street            of National Amusements, Inc.
Treasurer               Dedham, MA  02026         and NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard Sherman         National Amusements, Inc. Vice President of National
Vice President          200 Elm Street            Amusements, Inc. and NAIRI,
                        Dedham, MA  02026         Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------


                              Page 29 of 32 Pages

                                   SCHEDULE V

           Name, business address and present principal occupation or employment of the directors and executive officers of

                            National Amusements, Inc.

DIRECTORS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
George S. Abrams        c/o Wilmer Cutler         Attorney
                        Pickering Hale and        c/o Wilmer Cutler Pickering
                        Dorr LLP                  Hale and Dorr LLP
                        60 State Street           60 State Street
                        Boston, MA 02109          Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
David R. Andelman       Lourie and Cutler         Attorney
                        60 State Street           Lourie and Cutler
                        Boston, MA  02109         60 State Street
                                                  Boston, MA  02109
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Philippe P. Dauman      DND Capital Partners,     Co-Chairman and Chief
                        LLC                       Executive Officer
                        9 West 57th  Street       DND Capital Partners, LLC
                        New York, NY  10019       450 Park Avenue
                                                  New York, NY  10022
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Brent D. Redstone       c/o Showtime Networks     Director
                        Inc.                      National Amusements, Inc.
                        1633 Broadway             200 Elm Street
                        New York, NY  10019       Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
                        200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
                        1515 Broadway             Chief Executive Officer
                        New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------


                              Page 30 of 32 Pages

                                     SCHEDULE V
                                     (Continued)

             Name, business address and present principal occupation or employment of the directors and executive officers of

                              National Amusements, Inc.

EXECUTIVE OFFICERS
----------------------- ------------------------- ------------------------------
Name                    Business Address          Present Principal Occupation
                                                  and Address of Employment
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Sumner M. Redstone      Viacom Inc.               Chairman of the Board and
Chairman and Chief      1515 Broadway             Chief Executive Officer
Executive Officer       New York, NY  10036       Viacom Inc.
                                                  1515 Broadway
                                                  New York, NY  10036
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Shari E. Redstone       National Amusements, Inc. President of National
President               200 Elm Street            Amusements, Inc. and
                        Dedham, MA  02026         Executive Vice President of
                                                  NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Jerome Magner           National Amusements, Inc. Vice President and Treasurer
Vice President and      200 Elm Street            of National Amusements, Inc.
Treasurer               Dedham, MA  02026         and NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------
----------------------- ------------------------- ------------------------------
Richard Sherman         National Amusements, Inc. Vice President of National
Vice President          200 Elm Street            Amusements, Inc. and Vice
                        Dedham, MA  02026         President of NAIRI, Inc.
                                                  National Amusements, Inc.
                                                  200 Elm Street
                                                  Dedham, MA  02026
----------------------- ------------------------- ------------------------------


                              Page 31 of 32 Pages

                                  EXHIBIT INDEX


Exhibit No.   Description

1 Joint Filing Agreement, dated January 26, 2004, among CBS Broadcasting Inc., Westinghouse CBS Holding Company, Inc., Viacom Inc., NAIRI, Inc., National Amusements, Inc. and Sumner M. Redstone (filed herewith).

2 Amended and Restated License Agreement, dated January 13, 1999, between CBS Broadcasting Inc. and MarketWatch.Com, LLC (incorporated by reference to Exhibit 10.7 filed with the Annual Report on Form 10-K of MarketWatch.com, Inc., now merged into a subsidiary of the Issuer (File No. 000-25113) filed with the Securities and Exchange Commission on March 31, 1999).

3 Registration Rights Agreement, dated January 13, 1999, among MarketWatch.com, Inc. (now merged into a subsidiary of the Issuer), CBS Broadcasting Inc. and Data Broadcasting Corporation (incorporated by reference to Exhibit 4.02 filed with the Annual Report on Form 10-K of MarketWatch.com, Inc., now merged into a subsidiary of the Issuer (File No. 000-25113) filed with the Securities and Exchange Commission on March 31, 1999).

4 Voting and Waiver Agreement, dated July 22, 2003, by and among CBS Broadcasting Inc., the Issuer, MarketWatch.com Inc., now merged into the Issuer, Pinnacor Inc. and Pearson International Finance Ltd. (incorporated by reference to Exhibit 99.2 filed with the Current Report on Form 8-K, dated July 23, 2003, filed by MarketWatch.com, Inc., now merged into a subsidiary of the Issuer (File No. 000-25113) filed with the Securities and Exchange Commission on July 23, 2003).

5 First Amended and Restated Stockholders' Agreement, entered into as of March 23, 2004 and deemed effective as of January 16, 2004 (the "Stockholders' Agreement"), by and among CBS Broadcasting Inc., Pearson Overseas Holdings Limited, MarketWatch.com, Inc., now merged into the Issuer, and MarketWatch, Inc. (incorporated by reference to Exhibit 4.04 filed with the Annual Report on Form 10-K of MarketWatch, Inc. (File No. 000-25113) filed with the Securities and Exchange Commission on March 30, 2004).


                              Page 32 of 32 Pages